SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                        Teplarna Otrokovice, a.s.
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio 45202




     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Teplarna Otrokovice, a.s., a corporation organized under the laws of Czech Republic, that Otrokovice, a.s. is, and claims status as, a foreign utility company ("FUCO") within the meaning of section 33 of the Act.

Item 1. Name of entity claiming FUCO status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the FUCO and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf FUCO status is claimed is Teplarna Otrokovice, a.s. ("Otrokovice"), 76539 Otrokovice 1, Czech Republic.

     Otrokovice owns and operates 37 megawatts of electric generation assets in the Czech Republic. Its assets are located in and around the town of Otrokovice in the southeastern part of the Czech Republic, and supply electricity to local industry and Jihomoravska Energetika, the regional electric distribution utility.

     The authorized and issued share capital of Otrokovice is 347,551,500 Czech crowns ("CZK"), represented by 231,701 shares with a nominal value of 1000 CZK, and 231,701 shares with a nominal value of 500 CZK. Cinergy Global Resources 1 B.V., a company incorporated in the Netherlands and an indirect wholly-owned subsidiary of Cinergy, is the legal and beneficial owner of approximately 12% of the issued shares. Newton Stock Investment, a.s., a joint stock company incorporated in the Czech Republic, with its seat in Praha, owns approximately 86% of the issued shares and small investors own the remaining approximately 2% of the issued shares.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the FUCO and such company, and the purchase price paid by any domestic associate public utility company for its interest in the FUCO.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Otrokovice: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Otrokovice, nor is any such investment or contractual relationship contemplated.

                                SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:

                              CINERGY CORP.


                                By: /S/William L. Sheafer
                                   Vice President & Treasurer

Dated:   July 20, 1999